Exhibit 6.1

OFFICER AND DIRECTOR EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into as of the date last below written, by and between SMART RX SYSTEMS, INC., a Florida corporation (“SRXS” or “Company”); and Swatantra “Santu” Rohatgi (“OFFICER”).

1. Purpose and Employment. The purpose of this Agreement is to define the relationship between Company as an employer and Officer as an Officer and Director of the Company. Company hereby employs Officer, and Officer hereby accepts employment with Company upon all the terms and conditions set forth in this Agreement.

2. Duties and Position.

A. Position. Company hereby employs Officer as its President, effective as of November 20th, 2019, subject to the review by and oversight of the Board of Directors of the Company (“Board”); and continuing as a permanent Director of the Board subject to the review by and oversight of the Board, with continued election in accordance with the terms of this Agreement; and as elected on November 20th, 2019, as Chairman of the Board.

B. Duties. Officer shall be responsible for: all executive functions and provision of direction for management, as required for the continued operations of the Company; the review and provision of direction for all accounting and financial activities otherwise conducted by the CFO of the Company; Operations Processes and efficiencies; technology implementations within SRXS; mergers and acquisitions; hiring of key personnel; and all key activities leading to an IPO; and such other and further duties, responsibilities, and functions as determined by the Board from time to time during Officer’s employment. Director’s duties shall be defined by the Company By-Laws and as determined by resolutions of the Board.

C. Duty of Loyalty. Officer shall not be precluded from engaging in other non-conflicting business activities so long as such other business activities do not detract from Officer’s effective conduct of his duties or violate Officer’s obligations to Company.

D. Compliance with Company Policies. Officer agrees to comply with and be subject to all of Company’s policies and procedures, including reasonable amendments to such policies and procedures adopted by Company, as well as such reasonable rules and regulations as are adopted from time to time by Company.

3. Term. The term of Officer’s employment under this Agreement shall commence on November 20th, 2019 (“Effective Date”) and shall continue until terminated in accordance with the terms of this Agreement, or through December 31, 2025, whichever is latest.

4. Guaranteed Regular Compensation. For all services to be rendered by Officer in any capacity hereunder, Officer shall be entitled to receive “Guaranteed Regular Compensation” in the following annual amounts:

A. 2020: $350,000 annual guaranteed salary, which shall be paid Seventy-Five percent (75%) of this amount in cash in 24 equal installments during 2020, and Twenty-Five percent (25%) as soon as the upcoming Offering, or the any other placement with the Company, of $20mm or more in available proceeds occurs; and any other in a grant of a Special Series of Non-Voting Preferred stock, at a dollar for dollar grant basis, equal to 1 share of this Special Series Non-Voting Preferred for each $1 of salary earned but not paid, at par value $0.0001, and Stated and Redemption Value of $2 per share; and, not issued to the Officer at the time earned, until one of the following occurs: (1) the attainment of certain levels of EBITDA as defined each year by resolution of the Board, which was last stated in 2019 applicable for the 2020 year as a minimum of $1 million; or, (2) the cumulative commercial installation of Twenty (20) Smart PharmAssist® Kiosks; or, (3) any other determination by the Board of the Company’s readiness to commence issuance of granted shares of the dollar value at the time of the grant of the Special Series of Preferred Non-Voting stock representing the Guaranteed Regular Compensation to the Officer. The Special Series Non-Voting Preferred shall be redeemable by the company, or if applicable, available for private or public sale in the open marketplace, only in any future year whereupon such contingencies as recited above have been attained by the Company; and shall be further limited to no more than: Twelve and one-half Percent (12.5%) of that year’s EBITDA as reported in the Company’s financial statements, in years in which EBITDA is less than Five Million Dollars ($5,000,000); or, Twenty Percent (20%) of that year’s EBITDA as reported in the Company’s financial statements, in years in which the EBITDA is more than Five Million Dollars ($5,000,000), with any balances still due in any year to be carried forward to the next year, or years, until paid in full.

B. “Lookback to 2014”: $90,000 converted to 90,000 Granted but Unissued Special Series $1 Non-Voting Preferred shares with a Stated and Redemption Value of $2 per share; “Lookback to 2015”: $105,000 converted to 105,000 Granted but Unissued Special Series $1 Non-Voting Preferred shares with Stated and Redemption Value of $2 per share ; “Lookback to 2016” $120,000 converted to 120,000 Granted but Unissued Special Series $1 Non-Voting Preferred Shares with a Stated and Redemption Value of $2 per share; “Lookback to 2017”: $150,000 converted to 150,000 Granted but Unissued Special Series $1 Non-Voting Preferred shares with a Stated and Redemption Value of $2 per share; 2018: $350,000, where for the first time since the inception of the Company in 2013, the Officer was paid any cash salary, which equaled Guaranteed Salary paid of $326,330, and the Grant, but not issuance, of 23,670 shares of the Special Series $1 Non-Voting Preferred, equal to the $23,670 of unpaid Guaranteed Salary. At the end of 2018, The Officer voluntarily reduced his cash payment by 50%, to conserve Company cash, initiated personal loans to the Company for operating expenses, evidenced by Promissory Notes, and continued such 50% treatment for all of 2019, and at 75% for 2020. 2019: $350,000, where half was paid in cash and half was unpaid and the amount unpaid was recorded as $175,000 and the Officer was granted, but not issued, 175,000 Special Series $1 Non-Voting Preferred shares with a Stated and Redemption Value of $2 per share. In the event this Agreement is in effect for only a portion of any month, the amount of Officer’s Regular Compensation for that month shall be prorated based on the actual number of days during such month this Agreement was in effect. In October of 2019, despite the grant of the Special Series $1 Non-Voting Preferred shares, the Board classified unpaid salary and bonus allocations as a “bridge event” vs. the expected Offering, which was further delayed into late 2020, because had the Offering been completed earlier, the bonus and unpaid salary would have been paid by this time. As such, the late arrival of expected proceeds should not further separate the Officer from what he validly earned.

C. Withholding. All payments of Regular Compensation shall be paid in accordance with Company’s normal payroll procedures and shall be less of amounts as required to be withheld by law and forwarded by the Company to government agencies by law. Should the Company for any reason fail to forward any such withheld amounts to the appropriate agencies, only the Company, and not the Officer, shall be responsible for any consequences of such failure, including the Officer’s right to seek injunctive relief against the Company for the immediate correction of such failure.

D. Increases. Guaranteed Regular Compensation may be increased by the Board of Directors for any of the years after 2020, based upon the contributions of the Officer in the attainment of material and significant milestones, goals or tasks, or the compendium of the Officer’s time commitment, and/or specific achievements which contribute identifiable long-term value to the Company, its valuation, or its market capitalization, as applicable. Until the Company has convened a Compensation Committee in accordance with rules similar to those required by either the NYSE American or NASDAQ Capital Markets Stock Exchanges, the Officer is recused from voting upon any increase to his own Guaranteed Salary or Bonuses.

E. Stock Grants in lieu of cash. All Guaranteed Regular Compensation for years 2014 through 2019 that was unpaid, and was accounted by grants, not issuances, of the Special Series of Non-Voting Preferred stock, as described in 4 (A) above. If the Company is successful in attaining at least $20 million from any source of predominantly unrestricted capital proceeds, the Board may determine, in conjunction with a shareholder vote and the approval of any underwriters involved in any Offering, if applicable, that a portion of some of the earliest awards of the Granted Special Series of Non-Voting Preferred stock may be redeemed from a portion of the those proceeds above $19 million, due to the amount of time that has passed since inception of the Grants of the Special Series, which time is much longer than anticipated at the time that the Officer earned the Guaranteed Salary, but was unpaid all, or a portion, of the amount earned. As with all Preferred Shares Issued, or earned but not yet issued, all the granted but unissued Special Series $1 Preferred shares are to be redeemed at their Stated Value as referenced herein, at the earliest of: (1) the Sale of the Company; or, (2) the financed conversion of control to third parties in which proceeds are sufficient to redeem all Preferred Shares of the Company, or alternatively, through an agreement with a super-majority vote of the Preferred shareholders of each Series, that allows a redemption of any portion and the continuation of the Series’ of Preferred shares remaining to be redeemed from future events; or (3) from the Proceeds of the firm commitment underwritten IPO within Seven (7) days of the availability of the Proceeds by the Company, pro-rata if such proceeds are staged in over a period of several closings.

5. Stock Grants related to Bonus. Officer shall be entitled to a Guaranteed Bonus to be paid by the Company for years 2014 through 2019, through a grant of the same Special Series of Non-Voting Preferred stock, as described in 4 (A) above, and under the same terms and conditions, as the Guaranteed Regular Compensation, in amounts to be determined by the Board, and upon a date no more than Thirty (30) days from the date of the commencement of redemptions or sales of shares, as applicable, of Guaranteed Regular Compensation, but no less than One Hundred percent (100%) of that years’ Guaranteed Regular Compensation, for the years 2014 through 2019, inclusive.

For 2020, the Company expects to pay such bonus in cash to the Officer between December 1, 2020 and February 20th, 2021, from the proceeds of the Offering, because the timing of the Offering was delayed. Had the Offering occurred more timely, this bonus would be paid from those proceeds of the Offering. To the extent that any portion of the bonus or salary for 2020 cannot be paid in full during 2020, any remainder not paid in cash shall be paid from Offering proceeds, or their equivalent.

For years after 2020, the Guaranteed Bonus shall be set by the Board of Directors, recusing the Officer from such vote of the Board.

A. Annual Payment Limits. The Guaranteed bonuses shall be subject to the same annual redemptions or sales limitations once redemptions to the Officer commence, as the Guaranteed Regular Compensation as described in Section 4 (A) above.

B. Eligibility for Deferred Compensation Plan. All Guaranteed Regular Compensation and Bonuses shall be eligible, up to the maximum limits permitted by law, for inclusion in the Deferred Compensation Plan of the Company.

C. Amendments. This Agreement shall be amended upon the occurrence of each award by the Board of each Guaranteed Bonus or Special Achievement Award.

1) Amendments for 2014 through 2019. The Board awarded the minimum Guaranteed Bonus of 100% of each year’s Guaranteed Regular Compensation for the years of 2014 through 2019, for each year, respectively.

2) The Company expects to award the same 100% of Guaranteed Regular Compensation as a Bonus in 2020, whether paid during the year, or whether paid between December 1, 2020 and January 31, 2021, whether paid in cash, or partially in cash and partially in granted Special Series Shares, or in all Special Series Shares.

6. Special Achievement Awards. Certain significant milestones in the Company’s development, or attainment of certain critical goals, or the achievement of certain EBITDA, earnings, acquisitions, or offerings, shall cause other bonus awards to be granted to the Officer at the discretion of the Board, but in accordance with the critical goals conveyed by the Board to the Officer each year. These Special Achievement Awards (“SAA”) shall be awarded in the year following the specific Special Achievement, and are subject to the same terms, conditions, and limitations in accordance with the Guaranteed Regular and Guaranteed Bonus Compensation sections of this Agreement.

A) Amendments Annually. This Agreement shall be amended upon the occurrence of each award by the Board of each Guaranteed Bonus and/or Special Achievement Awards.

1) Amendments for 2014 through 2019. The Board awarded the following Special Achievement Awards to the Officer for outstanding performance and achievements in furthering the Company’s near term and long-term goals: for obtaining and transferring to the Company the ScriptPro Contract and Amendment; for the completion of operational, financial, and strategic activities to expand penetration of Kiosks on a multi-state basis; the initiation and continuation of successful Founder’s capitalization; loans made to the Company; buying back the building in Winter Park from the Company; 2014: the SAA is 120,000 Granted but Unissued Special $1 Series of Non-Voting Preferred; 2015: 140,000 Granted but Unissued of the same Series of Shares as 2014; 2016: 155,000 Granted but Unissued of the same Series of Shares as 2015; 2017; 170,000 Granted but Unissued of the same Series of Shares as 2016; 2018: 350,000 Granted but unissued of the same series as 2017; 2019: 455,000 Granted but Unissued of the same series of shares as 2018; 2020: To be determined.

B) Eligibility for Deferred Compensation Plan. All SAA’s shall be eligible, up to the maximum limits permitted by law, for inclusion in the Deferred Compensation Plan of the Company.

7. Defined Benefit Pension Plan. The Officer shall be included in the Company’s defined benefit pension plan upon inception of the plan, with dates of service corresponding to the Officer’s commencement date with the Company in January of 2014. The contributions of the Company shall be at the maximum amounts permitted by law, and if permitted by law, the Officer may make voluntary contributions up to the maximum amount permitted by law. While the plan is unfunded at the Effective Date of this Agreement, the Company shall initiate the funding of the plan in generally the same manner, limitations and timing as the terms and conditions for funding the Guaranteed Compensation due the Officer. To the extent permitted by law, the Officer, upon attaining the age of Sixty Five (65) years, would be eligible for a pension payable in monthly installments on the 1st date of each month, up to Fifty Thousand Dollars ($50,000) per annum, beginning in 2014, and each year thereafter, shall be the portion of the Company’s pension contributions on a “catch up basis” for years 2014 through 2017, and the minimum Company contribution for years 2018 and 2019. If the maximum allowable by law for both the Defined Benefit Pension Plan and any Director’s Pension Plan is greater than $50,000, then the Company shall contribute that maximum.

Should the Officer elect the survivor Pension Plan option, the total pension plan payable to the Officer will be only 50% (Fifty) Percent of the total pension plan due to the Officer. The Officer shall self-direct the Defined Benefit Pension Plan in conjunction with the Director’s Pension Plan and the Deferred Compensation Plan. Upon the demise of the Officer, if the Officer selected the Survivor Option, his beneficiary would receive the same payments each month until the earlier of the beneficiary’s demise, at which time the remaining corpus of the fund would be paid to the beneficiary's beneficiary, or until the fund had paid out all its assets. If the Officer-only option is chosen, then the remaining corpus of the fund upon the Officer’s demise shall pass in lump sum to the Officer’s beneficiary.

8. Director’s Pension Plan. The Officer, as a Director, shall be eligible to direct any of the compensation, in stock or cash, at the maximum amounts permitted by law, due to him as a Director, to the Director’s Pension Plan, whether the plan is instituted by the Company, or established independently by the Director; inclusive of any Special Achievement Awards that are designated partially or fully to the Officer as a director, provided by the By-Laws and resolutions of the Board. Since Director’s compensation has not been funded as of the Effective Date, the Officer may initiate his own Director’s Plan at his discretion until the Company has initiated its Director’s Pension Plan.

9. Deferred Compensation Plan. It is the intent of Officer and Company that, effective as of December 31, 2014, Officer shall participate for the remainder of Officer’s employment with Company in a phantom stock and warrant plan established by Company. Officer shall be entitled to both partial vesting of the warrant plan previously established by the Board, as well as an annual allocation of phantom units under such plan equal in value to an amount that is no less than 60 basis points of Company’s pre-tax income (as defined in the plan) for each year during which Officer participates. Officer’s right to participate in the phantom stock and warrant plan and the terms and conditions of such participation shall be subject to and governed by the terms of the plan. At the Effective date, the Officer is eligible to contribute the Post-IPO warrants already earned in the existing warrant plan, and will be eligible for a 2017 through 2025 allocation of shares if the Company earns any pre-tax income. All shares or warrants earned or allocated in the Deferred Compensation Plan shall not be vested until the Company’s shares are listed on a National Stock Exchange, such as the NYSE, the NASDAQ, or CHX. To the extent permitted by law, any of the cash compensation earned by the Officer shall be eligible for contributions to the Deferred Compensation Plan, whether initiated by the Officer or the Company, and either shall be self-directed by the Officer at all times.

10. Fringe Benefits. Officer shall be eligible to participate with other employees of Company in such Officer fringe benefit plans as may be authorized and adopted from time to time by Company, including all benefit plans for executive employees of Company, including, but not limited to, the following: any 401(k) plan, profit-sharing plan; any group medical, dental and vision plans, any short-term and long-term disability or sick pay plan; any short-term or long-term disability insurance plan; any group term life insurance plan; any supplemental health insurance plan; any medical reimbursement plan; and such other Officer benefit plans for which Officer is eligible pursuant to the terms of such plans. Since the Officer is already qualified for Medicare, the Company shall pay, or reimburse the Officer, for the monthly premium of the Officer’s selected Supplemental Plan for the Term of this Agreement. Company may also furnish such other benefits to Officer as Company determines from time to time within its sole discretion to be in the best interests of Company and Officer. Company retains the right to implement, modify or discontinue these benefits at any time, with or without notice. To the extent consistent with the terms of the plans sponsored by Company and to the extent permissible by law, Officer shall be entitled to participate in such plans either from the initiation of employment in 2014, or as applicable, the Effective Date.

11. Business Expenses. Throughout the Term, Company shall provide Officer with a Company credit card for payment for Company related reasonable and necessary travel, entertainment, and other business expenses, and reimburse Officer for such expenses he pays for personally, for all that may be incurred in direct connection with the performance of Officer’s duties in accordance with reasonable policies adopted from time to time by management concerning expense policies. In addition, during the term of Officer’s employment with Company, Company shall provide Officer an automobile at least equivalent to the automobile he is using at the time of the Effective Date, and Company shall pay $1,200 per month for an automobile, inclusive of driving expenses for business requirements incurred for driving within Florida; and $1,200 per month inclusive of all maintenance, insurance, gas and other expenses related to such automobile and travel expenses incurred when driving such automobile. Up to $14,400 not already paid during 2020 to the Officer in cash reimbursements for the driving expenses shall be paid from the proceeds of at least $10 million from any source of predominantly unrestricted capital proceeds. Officer understands that he may be taxed on the value of the personal use of the automobile and any other expenses to the extent required by law. Company shall also provide Officer an annual allowance of $10,000 to be used by Officer for professional membership and licensing, membership to a Club of his choice, and reimbursement for a life insurance policy on the life of Officer. Officer shall be reimbursed for the foregoing expenses upon presentation of substantiation thereof to Company by submission of the proper documentation showing the amount of such expenses.

12. Key Man Insurance. At the time of the Company’s successful offerings of at least Six Hundred Thousand Dollars ($600,000) in gross proceeds, the Company shall insure the Officer for $3,000,000 of term or variable life insurance, in which half of the insured amount shall be retained by the Company as a beneficiary, and half shall be payable to the Officer’s selected designee(s) beneficiary (ies).

13. Paid Leave. Officer shall be eligible for Six (6) weeks paid leave annually in accordance with Company’s policies as amended or adopted from time to time by Company; provided that, to the extent possible, any leave shall be taken by Officer at such times as do not conflict as reasonably practicable with Officer’s duties and responsibilities hereunder. The Officer shall also be entitled to all National Holidays, the day after Thanksgiving, Christmas Eve day, New Year’s Eve Day, Good Friday, Veteran’s Day, and Columbus Day, if such days occur on a regular business day.

14. Stock Grants & Warrant Conversion. Officer was granted, from 2013 through 2017 certain stock and warrants, all of which are yet to be exercised and issued subject to: 1) conditions of capitalization, offering proceeds, EBITDA, number of Kiosks installed, or National Exchange Listing, et. al., or, (2) other conditions imposed by the nature or terms of the specific securities to be issued in the future. This Agreement does not modify or waive any rights of the Officer in the exercise or issuance of any securities, now or in the future. Further, the Officer may exercise 15% of certain of the converted granted warrants as preferred Original shares, for redemption by the Company, or secondary sale or redemption, in the planned IPO, or any other potentially equivalent capitalization event, as agreed with the underwriters, except for any specific terms of any grant or warrant conversion requiring National Exchange Listing prior to exercise or conversion, and redemption or secondary sale.

15. Termination of Employment.

A. Early Termination Circumstances and Severance. If the Officer is dismissed from his duties as President and as a result his total compensation, either granted or current or unpaid but earned, is reduced or eliminated, or is terminated from employment with the Company, not as a result of Cause against the Company, the Officer shall be entitled to a severance payment of Five Million dollars ($5,000,000) plus all unredeemed and current compensation through the date of dismissal or termination, payable on the next business day following the date of dismissal or termination. The Officer does not waive any rights to collect such amounts in the event of dismissal or termination as defined, and the amount due the Officer because of such a dismissal or termination preempts the accrual conditions of Section 4 (C).

B. Termination by Officer. This Officer’s employment hereunder may be terminated by Officer with 90 days’ written notice to Company, except in the event of partial or full physical or mental disablement of the Officer, which may occur at the Officer’s discretion prior to 90 days. Upon receiving notice of termination from Officer, Company shall utilize this 90-day period to recruit a replacement CFO and Officer agrees to prepare and train the replacement CFO within the 90-day period, or any part thereof. In the event of termination by Officer, Company shall be obligated to continue to pay Officer the Guaranteed Regular Compensation and Guaranteed Bonus due Officer under this Agreement up to the earlier of (i) the end of Officer’s notice period or (ii) the earlier termination date set by Company. The Company shall continue to make any redemptions of shares granted in lieu of cash compensation earned but not yet paid during the 90-day period, and if not paid in full by the last date of employment, the payments of all types of compensation earned and due to the Officer, but not yet paid, shall continue to be made to the Officer as if he were still employed, in the same timing and manner as is paid to the CEO, or other executives as applicable. All other terms of this Agreement that would be required to remain in force after the last day of the Officer’s employment to complete the obligations of the Company to the Officer, are hereby deemed to survive the Officer’s voluntary termination and remain in force until all obligations to the Officer, his beneficiaries or estate are satisfied.

C. Disability of Officer. The Officer’s employment hereunder shall terminate in the event of Officer’s permanent disability resulting in Officer’s inability to perform Officer’s essential job functions with a reasonable accommodation for a period of one hundred twenty (120) consecutive days, as determined in compliance with applicable law. In the event of a termination of employment because of Officer’s disability, Company shall be obligated to continue to pay Officer the Guaranteed Regular Compensation and Guaranteed Bonus due Officer under this Agreement up to the earlier of (i) the beginning of the Officer’s Disability insurance payments; or (ii) the last date of the Officer’s employment. The Company shall continue to make any payments or redemptions of compensation earned but not yet paid, redeemed or sold, as applicable, during the period of disability, and if not paid in full by the last date of employment, the payments of all types of compensation earned and due to the Officer, but not yet paid, shall continue to be made to the Officer as if he were still employed, in the same timing and manner as is paid to other executives as applicable. All other terms of this Agreement that would be required to remain in force after the last day of the Officer’s employment to complete the obligations of the Company to the Officer, are hereby deemed to survive the Officer’s disability termination and remain in force until all obligations to the Officer, his beneficiaries or estate are satisfied.

D. Death of Officer. The Officer’s employment hereunder shall terminate automatically if the Officer dies during the Term, whereupon the Officer’s designated beneficiaries or estate shall be eligible to receive all unpaid Compensation of all forms and types, and currently earned and due, but unpaid or unredeemed, to Officer, through the date of death. Guaranteed Bonuses shall be prorated through the date of death. Besides the insurance due to the Officer’s beneficiaries, which shall be paid by the insurance underwriter and not the Company, all other compensation paid to the Officer’s beneficiaries or estate shall be paid at the same time and in the same manner as if the Officer were still employed, except for those payments that would be paid sooner than the same timing and manner as if the Officer were still employed.

E. Mutual Termination. This Agreement may also be terminated by the mutual written agreement of the parties hereto upon such terms and conditions as they then establish.

F. Officer Cooperation. Following any notice of termination, Officer shall fully cooperate with Company in all matters relating to the winding up of Officer’s pending work on behalf of Company and the orderly transfer of any such pending work to such other employees of Company as may be designated by Company. To that end, Company shall be entitled to such full time or part time services of Officer as Company may reasonably require during all or any part of the period from the time of giving any such notice until the effective date of such termination. Officer further agrees to cooperate with and assist the Company and its auditors and legal counsel about any accounting issues or litigation (including arbitration or administrative hearings) or investigation affecting Company, in which (in the reasonable judgment of Company) Officer’s assistance or cooperation is needed.

16. Confidential Information.

Non-Disclosure. Officer shall, during the Term and always after the Term, hold in strictest and total confidence all Confidential Information. Officer will at no time, except as authorized by Company in writing or as required by any law, rule or regulation after providing prior written notice to Company within sufficient time for Company to object to production or disclosure or quash subpoenas related to the same, directly or indirectly, use for Officer’s benefit or for the benefit of others, or disclose, communicate, divulge, furnish to, or convey to any other person, firm, or company, any Confidential Information, nor shall Officer permit any other person or entity to use Confidential Information in competition with Company.

A. Definitions. “Confidential Information” shall mean any information proprietary to Company and not generally known, including trade secrets (as defined by Florida statute); inventions; technology, whether now known or hereafter discovered; information pertaining to research, development, techniques, engineering, purchasing, marketing, selling, accounting, licensing, know how, processes, products, equipment, devices, models, prototypes, computer hardware, computer programs and flow charts, program code, software libraries, databases, formulae, compositions, discoveries, cost systems, pending business transactions, the identity of customers and potential customers, and the particular needs and requirements of customers; customer lists; customer histories and records; lists of customers’ and potential customers’ names, addresses and phone numbers; personnel information; financial information; and confidential and proprietary information of customers and other third parties received by Company. The term Confidential Information shall not apply to the following: (i) information that is or becomes public knowledge other than through the fault of Officer; (ii) information that is received by Officer from a third party who is under no obligation to keep the information confidential; (iii) information that Officer can show by written records was in Officer’s possession prior to the date of disclosure by Company to Officer of the Confidential Information in question; or (iv) information that is individually developed by Officer, and that Officer can show by written or other tangible evidence was so independently developed.

B. Inventions. As used herein, the term “Invention” shall mean all ideas, discoveries, developments, improvements, innovations, technology, computer programs, software, products, and methods, systems or plans related to automated Kiosk pharmacy whether shown or described in writing or reduced to practice or use, and whether entitled to the protection of applicable patent, trademark, copyright, or similar laws, relating in any manner to any of Company’s present or future products, services, or research. Any Invention that Officer, either alone or with others (i) makes, discovers, devises, conceives, reduces to practice, or otherwise possesses while employed by Company, and (ii) directly or indirectly relates to or arises out of Officer’s employment by Company or the actual or anticipated business, products, technology, or services of Company, shall be a work for hire as that term is defined in Section 101 of the Copyright Act (17 U.S.C. §101) and the sole property of Company. Officer hereby assigns to Company all rights, title, and interest Officer obtains in any and all Inventions under this Agreement.

C. Return of Confidential Information. Upon termination of Officer’s employment with Company or at any other time upon Company’s request, Officer shall deliver promptly to Company all originals and all copies (including photocopies, facsimiles, and computer or other means of electronic storage whether now known or hereafter discovered) of all documents and other materials relating in any way to Confidential Information or the business of Company. Officer will not make or retain any copies of the foregoing and will so represent to Company upon Officer’s termination of employment, except for any documentation required for regulatory or tax purposes, which may be retained by the Officer for any length of time as required for compliance with any rule or regulation to which the Officer, or the information, may be subject. Furthermore, upon Officer’s termination of employment, Officer will return to Company all computer hardware and/or software provided by or owned by Company.

17. Officer Representations and Warranties. Officer represents and warrants to Company that Officer is not bound by any covenant not to compete or similar agreement that would prohibit Officer from performing, or would restrict or limit Officer in Officer’s performance of, Officer’s job duties for Company. Officer shall indemnify and hold harmless Company and its officers, managers, members, agents and representatives from and against any damages, losses, claims, costs (including attorneys’ fees) incurred by any of them arising out of or resulting from any breach by Officer of the representations and warranties relating to covenants or similar agreements not to compete.

18. Reserved.

19. Reserved.

20. Entire Agreement; Amendments. The provisions hereof constitute the entire and only agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, commitments, representations, understandings, or negotiations, oral or written, and all other communications relating to the subject matter hereof. No amendment or modification of any provision of this Agreement will be effective unless set forth in a document that purports to amend this Agreement and is executed by all parties hereto.

21. Binding Effect; Third Party Beneficiaries. This Agreement shall inure to the benefit of and may be enforced by Company and its successors or assigns, and it shall be binding upon Officer and Officer’s heirs, successors, and assigns. Except as expressly set forth herein, this Agreement is not intended to confer any rights or remedies upon any other person or entity.

22. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

23. Venue and Jurisdiction. The exclusive venue and jurisdiction for any litigation concerning this Agreement shall be in the circuit court of Hillsborough County, Florida or in the United States District Court in Tampa, Florida. Any of the foregoing courts shall have personal jurisdiction over Officer and jurisdiction over matters arising out of this Agreement, and Officer hereby irrevocably waives all objections to personal jurisdiction, venue or convenience in the aforementioned courts.

24. Waiver. No waiver by either party hereto of any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or condition at the same or at any prior or subsequent time. Waiver by either party hereto of any breach or violation of any provision of this Agreement shall not operate as or be construed to be a waiver of any subsequent breach thereof or as a waiver by any other entity.

25. Severability. Should any one or more sections of this Agreement be found to be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining sections contained herein shall not in any way be affected or impaired thereby. In addition, if any section hereof is found to be partially enforceable, then it shall be enforced to that extent. A court with jurisdiction over the matters contained in this Agreement shall have the authority to revise the language hereof to the extent necessary to make any such section or covenant of this Agreement enforceable to the fullest extent permitted by law.

26. Notice. All notices provided for in this Agreement shall be in writing and shall be given either (a) by actual in persona delivery of the notice to the party entitled thereto, or (b) by depositing the same with the United States Postal Service, Priority or Express mail, return receipt requested, postage prepaid, to the address of the party entitled thereto; and, by email to the electronic address of the Party.

27. Survival. All those provisions of this Agreement that require performance by either party following termination of Officer’s employment hereunder shall survive any termination of this Agreement.

28. Costs and Expenses. If either party commences a proceeding against the other to enforce and/or recover damages for breach of this Agreement, the prevailing party in such proceeding shall be entitled to recover from the other party all reasonable costs and expenses of enforcement and collection of any and all remedies and damages, or all reasonable costs and expenses of defense, as the case may be. The foregoing costs and expenses shall include reasonable attorneys’ fees.

29. Counterparts. To facilitate the execution of this Agreement and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterpart shall constitute but one and the same instrument. A signature of a party by facsimile or other electronic transmission (including a .pdf copy sent by e-mail) shall be deemed to constitute an original and fully effective signature of such party.

Signature page follows:

IN WITNESS, WHEREOF, the parties have executed and delivered this Agreement of September 14th, 2020.

BY OFFICER:	By:	/s/ Swatantra Rohatgi
Swatantra “Santu” Rohatgi
President & Chairman of the Board of Directors

	Date:	September 14, 2020

BY COMPANY:	SMART RX SYSTEMS, INC

By: /s/ ASG Corporate Finance Corp, as pro-temp Corporate Secretary and as Advisors to the Board

ASG Corporate Finance Corp, as pro-temp Corporate Secretary, by its Chairman, Michael Scillia

/s/ Michael Scillia

Date: September 14, 2020